Mail Stop 3561

December 7, 2007

By U.S. Mail and facsimile to (214) 480-7999
R.K. Templeton
President and Chief Executive Officer
Texas Instruments Incorporated
P.O. Box 660199
Dallas, Texas 75266-0199

Re: **Texas Instruments Incorporated**
Definitive 14A
Filed March 9, 2007
File No. 001-03761

Dear Mr. Templeton:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel